Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

February 2015

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 19, 2015, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: February 19, 2015	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President
Corporate Controller

The Hague – February 19, 2015

Aegon reports higher earnings and sales for Q4 2014

Proposal to increase final dividend to EUR 0.12 per share

•	Continued solid business performance

•	Underlying earnings increase to EUR 562 million, driven by growth of the business (EUR 37 million), an employee benefit release in the Netherlands (EUR 45 million) and the stronger US dollar (EUR 25 million)

•	Hedging programs and alternative investments main drivers of fair value items loss of EUR 132 million

•	Net income up strongly to EUR 399 million, supported by higher realized gains on investments

•	Return on equity of 9.7% and 10.5% excluding capital allocated to run-off businesses

•	Key markets deliver strong sales growth; asset base continues to expand

•	Gross deposits up 29% to EUR 13.7 billion, driven by asset management, variable annuities, mutual funds and Knab; net deposits of EUR 2.4 billion (excluding stable value products)

•	Life sales increase 9% to EUR 523 million, mainly as a result of higher universal life sales in US and Asia

•	Accident & health and general insurance sales 14% higher to EUR 226 million, driven by US

•	Profitability of sales remains strong with MCVNB of EUR 196 million despite lower interest rates

•	Gross leverage and fixed charge cover targets achieved after debt redemption

•	Gross leverage ratio improves to 28.7% and fixed charge cover increases to 6.5x

•	Solvency ratio at 208%; holding excess capital of EUR 1.2 billion after debt redemption

•	Operational free cash flows excluding market impacts and one-time items of EUR 338 million

Statement of Alex Wynaendts, CEO

“Aegon’s strong fourth quarter results complete a solid year for the company, in what continues to be a challenging environment with persistent low interest rates and market volatility. Higher sales and earnings this quarter evidence the strength of our franchise and the continued trust of our customers.

“Executing on our key strategic objective of optimizing our portfolio of businesses, we announced the sale of our Canadian operations, as well as our stake in La Mondiale Participations in France. At the same time, we continue to invest in growth opportunities. Recently, we announced an asset management partnership with La Banque Postale in France, and we are pleased to conclude a distribution agreement with BANCOOB in Brazil.

“Aegon is well-positioned to serve the diverse and growing financial needs of our current and future customers. Moreover, we remain committed to generating long-term value for all stakeholders. I am therefore pleased that our solid capital position and cash flows enable us to announce an increase in the final dividend to 12 eurocents per share.”

Key performance indicators

amounts in EUR millions b)	Notes	Q4 2014	Q3 2014%		Q4 2013%		FY 2014	FY 2013%
Underlying earnings before tax	1	562	291	93	473	19	1,865	1,968	(5)

Net income		399	52	—	157	155	1,186	857	38

Sales	2	2,117	2,333	(9)	1,741	22	8,602	7,151	20

Market consistent value of new business	3	196	192	2	268	(27)	832	986	(16)

Return on equity	4	9.7%	5.0%	92	7.7%	25	7.8%	8.6%	(10)

All comparisons in this release are against the fourth quarter of 2013, unless stated otherwise.

Media relations	Investor relations
Marcel van Beusekom	Willem van den Berg
+31 (0) 70 344 8572	+31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Sale of minority interest in La Mondiale Participations for EUR 350 million

•	Aegon and La Banque Postale form asset management partnership in France

•	Global employee engagement survey shows Aegon’s leading position in the sector

Aegon’s ambition

Aegon continues to pursue its strategic aim to be a leader in all of its chosen markets, supported by four strategic objectives embedded in all Aegon businesses: Optimize portfolio, Deliver operational excellence, Enhance customer loyalty, and Empower employees. These provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and business partners, as well as the most-preferred employer in the sector.

Optimize portfolio

Aegon is committed to continually assessing its businesses to ensure they contribute to its strategic objectives. This resulted in the announcement of the divestment of its Canadian activities in October 2014 and, after a comprehensive strategic review, the announcement of an agreement to sell its 35% share in La Mondiale Participations to La Mondiale for EUR 350 million in November 2014. This is in line with book value and the transaction is expected to close in the first quarter of 2015.

Recognizing opportunities in the market, Aegon and La Banque Postale announce that they have concluded an agreement to form a strategic long-term asset management partnership in France. As part of the agreement, Aegon will acquire a 25% stake in La Banque Postale Asset Management (LBPAM) for a consideration of EUR 112.5 million with the option to increase the stake to 35%. LBPAM is the fifth largest asset manager in France with approximately EUR 150 billion assets under management. The two companies will work closely together to develop a range of investment products that La Banque Postale Asset Management will offer to La Banque Postale’s 11 million clients and to its growing institutional client base in France. The transaction is expected to close mid-2015 subject to regulatory approval.

With the aim to further capture growth prospects in Brazil, Mongeral Aegon and BANCOOB (Banco Cooperativo do Brasil) signed an agreement to establish a joint venture to provide life insurance and pension solutions within the SICOOB System. SICOOB is the largest cooperative financial system in the country, with over 2.8 million associates and 2,200 points of service. BANCOOB is a private commercial bank that is owned by the credit cooperative entities affiliated with the SICOOB system. In 2014, the bank had approximately EUR 7 billion in assets and a net equity of approximately EUR 250 million. This agreement represents a key expansion into bank distribution for Mongeral Aegon which already serves over 1 million customers nationwide through over 4,000 broker partners. The final agreement is subject to regulatory approval by SUSEP (Superintendência de Seguros Privados) and CADE (Conselho Administrativo de Defesa Econômica).

Deliver operational excellence

Mongeral Aegon was the winner of the 2014 Innovation in Insurance Award, in the Products and Services category. The National Confederation of Insurance Companies in Brazil recognized Mongeral Aegon’s new digital distribution strategy which integrates traditional distribution channels with the company’s own online portal and with online stores from business partners.

Aegon has successfully completed the merger and rebranding of a number of legal entities in the United States. Aegon insurance companies in the United States now almost exclusively operate under the Transamerica brand. This simplifies the legal structure, reduces costs, releases capital and leverages the strength of Aegon’s Transamerica brand among customers and intermediaries.

Enhance customer loyalty

Aegon has started to upgrade customers in the United Kingdom onto its award-winning platform, Aegon Retirement Choices. This is an important step in the development of the platform. Customers experience better service, lower fees and are able to take advantage of a number of retirement readiness tools offered exclusively on the platform. Upgraded customers are choosing to consolidate assets from other sources.

Knab, Aegon’s online bank in the Netherlands, has been recognized as having the best new investment concept for its simple, convenient and accessible investing. It provides sample portfolios to help guide newer investors as well as advanced analysis tools for more experienced investors. Knab’s innovations have now attracted more than 50,000 customers, following a strong increase in 2014.

Aegon Spain has expanded its multi-channel distribution approach by rolling out a new innovative advice channel offering customers a personal protection and retirement planning service. Aegon advisers guide customers through their options and use the latest technology to simplify financial and protection planning. Two customer centers have opened in Barcelona and Madrid with others planned over the coming years.

Aegon Hungary was the recipient of three awards for its damage prevention campaign, a European Excellence Award, CSR Hungary Award and PR Society Award. These prestigious accolades acknowledge the best sustainability initiatives in Hungary. Aegon Hungary was also recognized, for the sixth consecutive year, for excellence in customer service by winning the Hungarian Association of Independent Insurance Brokers best insurer award for outstanding customer service in the residential property and personal insurance categories.

Empower Employees

Results from Aegon’s fourth annual global employee survey place Aegon at or above the high-performing norm for the financial services sector. Employee empowerment and enablement have each increased 4 points alone this year, and 10 points since the first survey in 2011, to 73 and 74 respectively. 88% of all Aegon employees worldwide participated in the survey. This demonstrates the success of Aegon’s ongoing work to become the most preferred employer in the sector, which allows Aegon to attract and develop the talent required to best service the needs of its customers.

Financial overview c)

EUR millions	Notes	Q4 2014	Q3 2014%		Q4 2013%		FY 2014	FY 2013%
Underlying earnings before tax
Americas		367	134	174	299	23	1,134	1,314	(14)
The Netherlands		172	127	35	124	39	558	454	23
United Kingdom		29	28	3	20	45	115	87	32
New Markets		33	40	(16)	46	(27)	196	227	(13)
Holding and other		(39)	(37)	(4)	(15)	(156)	(138)	(113)	(22)

Underlying earnings before tax		562	291	93	473	19	1,865	1,968	(5)

Fair value items		(132)	(296)	55	(272)	51	(807)	(1,294)	38
Realized gains / (losses) on investments		304	85	—	104	191	697	500	39
Net impairments		(28)	5	—	(1)	—	(34)	(122)	72
Other income / (charges)		(191)	(29)	—	(33)	—	(240)	(52)	—
Run-off businesses		(3)	(31)	90	15	—	(21)	21	—

Income before tax		511	23	—	286	79	1,458	1,021	43
Income tax		(112)	29	—	(129)	13	(272)	(164)	(66)

Net income		399	52	—	157	155	1,186	857	38

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		399	52	—	155	158	1,186	854	39
Non-controlling interests		—	—	—	2	(78)	1	3	(79)

Net underlying earnings		429	235	82	350	22	1,416	1,531	(8)

Commissions and expenses		1,596	1,398	14	1,469	9	5,892	5,873	—
of which operating expenses	9	897	826	9	836	7	3,312	3,273	1

New life sales
Life single premiums		1,481	1,806	(18)	2,085	(29)	5,596	6,510	(14)
Life recurring premiums annualized		374	372	1	271	38	1,485	1,260	18

Total recurring plus 1/10 single		523	552	(5)	480	9	2,045	1,911	7

New life sales
Americas	10	169	141	20	113	49	552	464	19
The Netherlands		82	99	(17)	95	(14)	251	206	22
United Kingdom		194	250	(22)	213	(9)	972	1,014	(4)
New markets	10	76	61	25	58	32	271	228	19

Total recurring plus 1/10 single		523	552	(5)	480	9	2,045	1,911	7

New premium production accident and health insurance		204	241	(15)	181	13	941	746	26
New premium production general insurance		22	16	38	18	25	73	61	18

Gross deposits (on and off balance)
Americas	10	7,764	7,053	10	7,062	10	31,849	28,424	12
The Netherlands		989	716	38	329	200	2,781	1,338	108
United Kingdom		67	90	(25)	62	9	281	281	—
New markets	10	4,864	7,382	(34)	3,179	53	20,519	14,287	44

Total gross deposits		13,684	15,242	(10)	10,632	29	55,431	44,330	25

Net deposits (on and off balance)
Americas	10	(314)	457	—	1,203	—	5,358	6,578	(19)
The Netherlands		484	338	43	(87)	—	1,131	(199)	—
United Kingdom		34	57	(41)	38	(10)	156	211	(26)
New markets	10	591	2,945	(80)	885	(33)	3,296	4,089	(19)

Total net deposits excluding run-off businesses		794	3,797	(79)	2,039	(61)	9,941	10,678	(7)
Run-off businesses		(170)	(265)	36	(164)	(4)	(1,217)	(2,366)	49

Total net deposits / (outflows)		625	3,532	(82)	1,876	(67)	8,724	8,312	5

Revenue-generating investments

	Dec. 31,	Sep. 30,		Dec. 31,
	2014	2014	%	2013	%
Revenue-generating investments (total)	558,328	538,217	4	475,285	17

Investments general account	153,653	151,469	1	135,409	13
Investments for account of policyholders	191,467	184,317	4	165,032	16
Off balance sheet investments third parties	213,208	202,432	5	174,843	22

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax in the fourth quarter of 2014 increased 19% to EUR 562 million compared with the fourth quarter of 2013. The main drivers of the increase were higher earnings resulting from growth in variable annuity, pension and asset management balances (EUR 37 million), an employee benefit reserve release resulting from legislation changes in the Netherlands (EUR 45 million) and the stronger US dollar (EUR 25 million). These more than offset the reduction in earnings of approximately EUR 25 million, which resulted from the assumption changes and model updates implemented in the third quarter.

Underlying earnings from the Americas were up 23% to EUR 367 million. Growth in variable annuity and pension balances, the positive impact of one-time items of EUR 15 million and favorable currency movements, were partly offset by the earnings reduction from the assumption changes and model updates implemented in the third quarter.

In the Netherlands, underlying earnings increased 39% to EUR 172 million. This was driven by a positive contribution of EUR 45 million from an employee benefit reserve release.

Underlying earnings from Aegon’s operations in the United Kingdom were up 45% to EUR 29 million in the fourth quarter of 2014, mainly due to improved persistency.

Underlying earnings from New Markets declined to EUR 33 million. Higher surrenders in Poland following product changes (EUR 10 million), the derecognition of the earnings contribution from France and lower earnings from Asia more than offset growth at Aegon Asset Management, which resulted from an increase in third-party business.

Total holding costs increased to EUR 39 million. This was primarily the result of net interest costs following a debt issuance to refinance a perpetual bond in the second quarter of 2014, of which the cost was previously accounted for directly through shareholders’ equity. In addition, higher Solvency II related expenses and the non-recurrence of a gain from interest on taxes of EUR 18 million in the fourth quarter of 2013 also had a negative impact.

Net income

Net income more than doubled to EUR 399 million due to higher underlying earnings, an improvement in fair value items and higher realized gains on investments, more than offsetting an increase in other charges.

Fair value items

The results from fair value items improved to a loss of EUR 132 million. The loss was mainly driven by hedging programs and underperformance on alternative investments related to the energy sector in the United States, and credit spread tightening in the Netherlands. These were partly offset by a change in discounting resulting from a change in collateral agreements for derivative portfolios, together with a positive result on the hedges covering guarantees in the Netherlands.

Realized gains on investments

Realized gains on investments increased to EUR 304 million, and were primarily related to a repositioning of the investment portfolio in anticipation of Solvency II in the Netherlands and the United Kingdom, and the divestment of a private equity investment in the Netherlands.

Impairment charges

Impairments increased to EUR 28 million. This was mainly the result of lower recoveries on previously impaired structured securities, which supported impairments in the previous quarters of 2014. Aegon expects this trend to continue into 2015.

Other charges

Other charges totaled EUR 191 million and were primarily caused by a charge for the Optas agreement in the Netherlands (EUR 95 million), a provision for the implementation of the fee cap on pensions in the United Kingdom (EUR 35 million), a provision for the modification of unit-linked policies in Poland (EUR 23 million) and a change in the valuation of fixed assets in Aegon’s Canadian business in anticipation of its divestment (EUR 15 million).

Run-off businesses

The loss from run-off businesses amounted to EUR 3 million.

Income tax

Income tax amounted to EUR 112 million in the fourth quarter. The effective tax rate on underlying earnings was 24%.

Return on equity

Return on equity increased to 9.7% for the fourth quarter of 2014, driven by higher underlying earnings. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 10.5% over the same period.

Operating expenses

In the fourth quarter, operating expenses increased 7% to EUR 897 million, due to a stronger US dollar and a provision for the implementation of the fee cap on pensions in the United Kingdom, which more than offset an employee benefit reserve release in the Netherlands. At constant currencies, the increase was 3%.

Sales

In the fourth quarter of 2014, Aegon’s total sales were up 22% to EUR 2.1 billion. This was the result of growth in variable annuities, indexed universal life and universal life with secondary guarantees, as well as favorable currency effects. New life sales were up 9% to EUR 523 million, driven by higher sales of universal life products in the United States and Asia. In response to the further decline of interest rates and in-line with Aegon’s pricing discipline, Aegon stopped offering its universal life product with secondary guarantees in early February 2015. Gross deposits increased 29%, as higher deposits in Aegon Asset Management and variable annuities in the United States more than offset lower deposits in the retirement business. Net deposits, excluding run-off and stable value businesses amounted to EUR 2.6 billion as a result of inflows in variable annuities, the retirement business and Aegon Asset Management. New premium production for accident and health insurance increased 13% to EUR 204 million, mainly due to higher supplemental health sales in the United States as a result of the Affordable Care Act.

Market consistent value of new business

The market consistent value of new business amounted to EUR 196 million. The positive effect of sales growth in the United States was more than offset by lower interest rates and lower production of Dutch mortgages for Aegon’s general account. The universal life product with secondary guarantees, which Aegon has decided to stop selling in February 2015, had a negative market consistent value of new business in the fourth quarter.

Revenue-generating investments

Revenue-generating investments increased 4% during the fourth quarter of 2014 to EUR 558 billion, driven by favorable market impacts, currency movements and net inflows.

Capital management

Shareholders’ equity increased EUR 2.4 billion compared with the end of the third quarter of 2014 to EUR 24.3 billion at December 31, 2014. This increase was mainly driven by lower interest rates, which resulted in higher revaluation reserves, and favorable currency movements. The revaluation reserves were up by EUR 1.8 billion to EUR 8.3 billion. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, increased to EUR 17.6 billion - or EUR 8.34 per common share – at the end of the fourth quarter, driven by net income generated during the quarter and favorable currency movements.

The gross leverage ratio further improved to 28.7% in the fourth quarter, well within the target range of 26-30%. This was driven by the redemption of the EUR 500 million 4.125% senior bond as of December 8, 2014, and higher shareholders’ equity. The fixed charge cover ratio increased to 6.5x in 2014, up from 5.2x in 2013 and within the target range of 6-8x. Excess capital in the holding company amounted to EUR 1.2 billion, as the impact of debt redemption, interest payments and operating expenses were only partly offset by net dividends received from country units.

Aegon’s Insurance Group Directive (IGD) ratio increased to 208% in the fourth quarter of 2014, mainly driven by earnings generated in the quarter. The capital in excess of the S&P AA threshold in the United States remained stable at USD 1.1 billion, as dividends paid to the holding were offset by earnings. The RBC ratio in the United States was ~540% at year-end 2014. In the Netherlands, the IGD ratio, excluding Aegon Bank, was ~215%. Earnings generated in the fourth quarter were more than offset by the negative impact of declining interest rates on required capital. The Pillar I ratio in the United Kingdom, including the with-profit fund, was ~140%, as the negative impact of de-risking and business transformation costs more than offset earnings generated during the quarter. These local Solvency I ratios will become less relevant over the course of 2015, as Aegon’s capital management for its European entities transitions towards Solvency II, ahead of its introduction as of January 1, 2016.

On November 24, 2014, Aegon announced that it had reached an agreement to sell its 35% share in La Mondiale Participations to La Mondiale for EUR 350 million, in line with IFRS book value. The proceeds will increase the group’s IGD solvency ratio by approximately 5 percentage points. Aegon expects this transaction to close in the first quarter of 2015.

Cash flows

Operational free cash flows were EUR 325 million in the fourth quarter of 2014. Excluding one-time items and positive market impacts operational free cash flows amounted to EUR 338 million. Positive market impacts in the Americas were largely offset by negative market impacts in the Netherlands and the United Kingdom.

Final dividend

At the Annual General Meeting of Shareholders on May 20, 2015, the Supervisory Board will, absent unforeseen circumstances, propose a final dividend for 2014 of EUR 0.12 per common share. If approved, and in combination with the interim dividend of EUR 0.11 per share paid over the first half of 2014, Aegon’s total dividend over 2014 will amount to EUR 0.23 per common share. The final dividend will be paid in cash or stock at the election of the shareholder. The value of the stock dividend will be approximately equal to the cash dividend. Aegon intends to neutralize the dilutive effect of the stock dividend on earnings per share.

Aegon’s Euronext-listed shares will be quoted ex-dividend on May 22, 2015, while its NYSE-listed shares will be quoted ex-dividend on May 21, 2015. The record date is May 25, 2015, for Aegon’s Euronext-listed shares and May 26, 2015, for its NYSE-listed shares. The election period for shareholders will run from May 28 up to and including June 12, 2015. The stock fraction will be based on the average share price on Euronext Amsterdam from June 8 through June 12, 2015. The stock dividend ratio will be announced on June 17, 2015 and the dividend will be payable as of June 19, 2015.

Financial overview, Q4 2014 geographically c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total
Underlying earnings before tax by line of business
Life	114	102	25	(4)	—	237
Individual savings and retirement products	169	—	—	—	—	169
Pensions	81	58	2	3	—	145
Non-life	—	9	—	9	—	18
Distribution	—	2	—	—	—	2
Asset Management	—	—	—	26	—	26
Other	—	—	—	—	(39)	(39)
Share in underlying earnings before tax of associates	3	—	1	(1)	—	3

Underlying earnings before tax	367	172	29	33	(39)	562

Fair value items	(172)	61	1	(14)	(9)	(132)
Realized gains / (losses) on investments	11	248	42	4	—	304
Net impairments	(19)	(5)	—	(4)	—	(28)
Other income / (charges)	(17)	(99)	(38)	(37)	(1)	(191)
Run-off businesses	(3)	—	—	—	—	(3)

Income before tax	167	377	34	(18)	(48)	511
Income tax	(17)	(105)	1	(6)	13	(112)

Net income	150	272	35	(23)	(35)	399

Net underlying earnings	264	123	45	21	(24)	429

Employee numbers

	Dec. 31, 2014	Dec. 31, 2013
Employees	28,602	26,891
of which agents	5,713	4,753
of which Aegon’s share of employees in joint ventures and associates	1,614	1,462

AMERICAS

•	Underlying earnings before tax increase 14% to USD 467 million driven by growth in variable annuities and pensions

•	Net income increases to USD 188 million

•	Sales of life insurance up 39% to USD 215 million, driven by higher universal life sales

•	Gross deposits of USD 9.7 billion reflecting strong growth in variable annuities and mutual funds

Underlying earnings before tax

Underlying earnings from the Americas in the fourth quarter of 2014 increased 14% to USD 467 million, primarily the result of higher earnings from growth in variable annuity and pension balances, driven by both markets and net inflows, and favorable one-time items.

•	Life & Protection earnings declined to USD 146 million. This decline was driven by the impact of the actuarial assumption changes and model updates implemented in the third quarter of 2014, which reduced underlying earnings before tax by approximately USD 25 million in the fourth quarter. The quarter also included a negative impact of USD 17 million related to lower than anticipated reinvestment yields.

•	Earnings from Individual Savings & Retirement were up 30% to USD 211 million. Variable annuity earnings increased to USD 145 million, as a result of higher fee income from higher account balances and a benefit from a number of smaller one-time items totaling USD 17 million. Fixed annuity earnings increased 6% to USD 56 million. This increase was driven by a one-time gain of USD 14 million, arising from the higher than anticipated persistency of the book. Earnings from retail mutual funds were stable at USD 11 million. The positive impact of higher account balances was offset by higher sales related expenses, which increased in line with gross deposits.

•	Employer Solutions & Pensions earnings were up 17% to USD 103 million. This was primarily the result of the growth in account balances and a gain of USD 5 million related to mortality experience in the pension buy-out block.

•	Earnings from Canada in the quarter increased to USD 5 million, while earnings from Latin America amounted to USD 2 million.

Net income

Net income from Aegon’s businesses in the Americas increased to USD 188 million in the fourth quarter. Higher underlying earnings before tax and a lower tax charge more than offset higher losses from fair value items and lower impairment recoveries.

Results from fair value items amounted to a loss of USD 219 million. The loss on fair value hedges without an accounting match under IFRS, which is primarily related to the macro hedge on the GMIB variable annuities block, was USD 86 million. Fair value hedges with an accounting match, which include the hedges on Aegon’s GMWB variable annuities, contributed a loss of USD 109 million, primarily driven by declining interest rates. Fair value investments amounted to a loss of USD 71 million, mainly driven by an underperformance of alternative investments, especially energy related investments and hedge funds. Other fair value items amounted to a gain of USD 47 million, primarily resulting from the increase in value of interest rate hedges.

Impairments amounted to USD 26 million. This was mainly the result of lower recoveries on previously impaired structured securities, which more than offset impairments in the previous quarters of 2014. Aegon expects this trend to continue into 2015. Other charges amounted to USD 22 million, primarily caused by a write down of fixed assets in Aegon’s Canadian business in anticipation of its divestment.

Return on capital

The return on average capital invested in Aegon’s business in the Americas in the fourth quarter, excluding revaluation reserves and defined benefit plan remeasurements, increased to 7.7%, driven by higher underlying earnings and lower capital as a result of dividend payments. Excluding the capital allocated to the run-off businesses, return on capital amounted to 8.7%. The return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 1% to USD 483 million, resulting from growth of the business. Despite the benefit from ongoing cost savings initiatives, Aegon expects operating expenses to increase in 2015. This will be driven by investments in technology, including digital initiatives.

Sales

New life sales were up 39% to USD 215 million, primarily driven by indexed universal life sales and the secondary guarantee universal life product. New premium production for accident and health insurance increased 4% to USD 240 million. This was the result of higher supplemental health sales for both group and individual coverage due to the Affordable Care Act.

Gross deposits increased 1% to USD 9.7 billion. Gross deposits in variable annuities of USD 2.8 billion were up by 23% compared to the fourth quarter of 2013, which was mainly the result of the ongoing focus on key distribution partners. Gross deposits in mutual funds increased by 56% to USD 1.5 billion, driven by new distribution partners. Gross deposits in pensions were down to USD 5.3 billion. In the fourth quarter a lower number of plan takeovers were realized, following multiple quarters with elevated deposits as a result of large plan takeovers. This more than offset the growth in recurring deposits, which increased due to the continued focus on retirement readiness.

Net deposits in variable annuities and mutual funds increased to USD 1.7 billion and USD 0.2 billion, respectively, benefiting from higher gross deposits. Net deposits for retirement plans declined to USD 0.6 billion, due to the decrease in pension gross deposits and increase in contract discontinuances. In 2014, the asset retention rate improved to approximately 13%, up from 10% in 2013. Aegon is therefore on track to reach the 20% target in the medium term, which is part of its strategy to increase the retention rate of customers when they enter their retirement. Net outflows from stable value solutions amounted to USD 2.3 billion. Fixed annuities experienced net outflows of USD 0.5 billion due to the overall portfolio reduction as part of a strategic repositioning of the business.

Market consistent value of new business

The market consistent value of new business declined to USD 165 million in the fourth quarter of 2014. Higher sales volumes of both life insurance and variable annuities were more than offset by the negative impact of lower interest rates. In early February, in response to the further decline of interest rates, Aegon stopped offering its universal life product with secondary guarantees. Aegon actively manages the profitability of new business through adjusting the pricing and design of its life insurance and variable annuity products in response to low interest rates. This supports the market consistent value of new business going forward.

Revenue-generating investments

Revenue-generating investments declined 1% to USD 380 billion during the fourth quarter. Investments for account of policyholders and off balance sheet investments for third parties were up 1%, driven by net inflows and positive market movements. General account assets were down 5% during the quarter, driven by the reclassification of Aegon’s revenue-generating investments in Canada in anticipation of its divestment.

Americas c)

USD millions	Notes	Q4 2014	Q3 2014%		Q4 2013%		FY 2014	FY 2013%
Underlying earnings before tax by line of business
Life and protection		146	(256)	—	150	(3)	199	719	(72)
Fixed annuities		56	7	—	53	6	172	215	(20)
Variable annuities		145	298	(51)	99	46	671	414	62
Retail mutual funds		11	13	(15)	11	(2)	47	33	43

Individual savings and retirement products		211	318	(34)	163	30	891	662	35
Employer solutions & pensions		103	97	6	88	17	381	350	9
Canada		5	12	(59)	3	89	30	4	—
Latin America		2	1	55	4	(54)	5	9	(45)

Underlying earnings before tax		467	172	172	408	14	1,506	1,744	(14)

Fair value items		(219)	(213)	(3)	(145)	(51)	(661)	(1,300)	49
Realized gains / (losses) on investments		12	18	(33)	37	(67)	113	145	(22)
Net impairments		(26)	28	—	5	—	27	(58)	—
Other income / (charges)		(22)	(36)	40	(16)	(35)	(69)	95	—
Run- off businesses		(4)	(43)	92	20	—	(28)	28	—

Income before tax		208	(73)	—	309	(33)	889	655	36
Income tax		(20)	73	—	(128)	84	(105)	(115)	9

Net income		188	(1)	—	181	4	784	540	45

Net underlying earnings		336	139	142	302	11	1,082	1,280	(15)

Commissions and expenses		1,155	1,036	11	1,108	4	4,446	4,394	1
of which operating expenses		483	464	4	480	1	1,871	1,911	(2)

New life sales	10
Life single premiums		114	85	34	39	192	344	133	158
Life recurring premiums annualized		204	180	13	151	35	699	602	16

Total recurring plus 1/10 single		215	188	14	154	39	733	615	19

Life & protection		181	156	16	128	41	615	505	22
Canada		21	19	14	17	27	75	68	9
Latin America		12	13	(4)	9	33	43	42	3
Total recurring plus 1/10 single		215	188	14	154	39	733	615	19
New premium production accident and health insurance		240	306	(22)	230	4	1,193	902	32

Gross deposits (on and off balance) by line of business	10
Life & protection		2	3	(37)	3	(34)	9	11	(20)
Fixed annuities		81	84	(4)	104	(22)	323	552	(41)
Variable annuities		2,819	2,903	(3)	2,299	23	10,235	8,496	20
Retail mutual funds		1,462	1,254	17	940	56	4,879	4,301	13

Individual savings & retirement products		4,362	4,241	3	3,344	30	15,437	13,349	16
Employer solutions & pensions		5,279	5,028	5	6,236	(15)	26,736	24,222	10
Canada		28	30	(8)	24	14	121	125	(3)
Latin America		5	4	40	4	24	18	18	(2)

Total gross deposits		9,676	9,305	4	9,610	1	42,321	37,725	12

Net deposits (on and off balance) by line of business	10
Life & protection		(11)	(17)	37	(10)	(5)	(47)	(40)	(18)
Fixed annuities		(535)	(552)	3	(657)	19	(2,526)	(2,375)	(6)
Variable annuities		1,679	1,795	(6)	1,279	31	5,804	4,644	25
Retail mutual funds		187	239	(22)	64	192	784	482	62

Individual savings & retirement products		1,331	1,482	(10)	686	94	4,062	2,751	48
Employer solutions & pensions		(1,833)	(863)	(112)	1,077	—	3,380	6,376	(47)
Canada		(59)	(61)	3	(100)	41	(284)	(370)	23
Latin America		3	—	—	3	(12)	9	12	(24)

Total net deposits excluding run-off businesses		(568)	541	—	1,656	—	7,120	8,730	(18)
Run-off businesses		(197)	(348)	43	(242)	18	(1,617)	(3,140)	49

Total net deposits / (outflows)		(766)	193	—	1,415	—	5,503	5,590	(2)

Revenue-generating investments

	Dec. 31, 2014	Sep. 30, 2014%		Dec. 31, 2013%
Revenue-generating investments (total)	379,914	381,991	(1)	363,262	5

Investments general account	101,067	106,231	(5)	104,425	(3)
Investments for account of policyholders	110,287	109,572	1	103,659	6
Off balance sheet investments third parties	168,561	166,188	1	155,179	9

THE NETHERLANDS

•	Underlying earnings before tax up 39% to EUR 172 million, largely the result of a benefit of EUR 45 million from an employee benefit reserve release

•	Net income increases to EUR 272 million, due to higher realized gains and a higher result from fair value items

•	New life sales of EUR 82 million driven by pension buyout deals

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased 39% to EUR 172 million. This was mainly driven by a reserve release resulting from a new pension arrangement for Aegon’s employees in the Netherlands, which added EUR 45 million to underlying earnings. This benefit will be offset over time by future wage increases.

•	Earnings from Aegon’s Life & Savings operations in the Netherlands were up strongly to EUR 102 million. The employee benefit reserve release accounted for EUR 20 million of this increase. Excluding this benefit, earnings increased 39%. This increase was the result of higher investment income, primarily generated by profitable mortgage production, improved margins on savings and penalties on pre-payments of mortgages.

•	Earnings from the Pension business declined to EUR 58 million, which includes EUR 14 million from the employee benefit reserve release. The positive impact of growth of the business was more than offset by lower investment income resulting from rebalancing the fixed income portfolio in the previous quarters, together with a less favorable result from mortality.

•	Non-life earnings amounted to EUR 9 million. The employee benefit reserve release amounted to EUR 11 million. Management actions taken to improve the profitability of both the disability segment and the proxy channel in the general insurance business have not yet had the anticipated positive effect. For this reason, Aegon expects to discontinue more contracts in the proxy channel in 2015, with the aim to improve earnings by the second half of the year.

•	Earnings from the distribution businesses declined to EUR 2 million, driven by a EUR 4 million write-off of intangibles.

Net income

Net income from Aegon’s businesses in the Netherlands increased to EUR 272 million. Results on fair value items improved to EUR 61 million. This improvement was largely driven by switching to the Overnight Index Swap curve as the discount rate for the calculation of Aegon’s derivative portfolios due to a change in collateral agreements and a positive result on the hedge covering guarantees. This was partly offset by tightening credit spreads. Realized gains on investments totaled EUR 248 million, and were mainly the result of the sale of private equity investments, repositioning of the investment portfolio in anticipation of Solvency II and an adjustment to the asset mix of the employee pension scheme. Impairments of EUR 5 million related to the mortgage portfolio. Other charges amounted to EUR 99 million, driven by the EUR 95 million provision for the Optas agreement, which was announced in April 2014 and confirmed by the court in January 2015.

Return on capital

The return on average capital invested in Aegon’s businesses in the Netherlands – excluding revaluation reserves and defined benefit plan remeasurements – increased to 15.6%, driven by higher net underlying earnings. Excluding the employee benefit release, the return on capital was 11.4%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined to EUR 152 million, which was mainly driven by the employee benefit reserve release of EUR 45 million. Excluding this release, operating expenses increased 4%, which was primarily the result of a reclassification of expenses.

Sales

New life sales declined to EUR 82 million in the fourth quarter. Pension sales were down to EUR 77 million, the result of fewer – but more profitable – contracts being signed in comparison with the fourth quarter of 2013. For 2015, Aegon expects the market for new buyout transactions to contract as a result of the persistent low interest rate environment. As a result, the company expects to write fewer single premium deals as it remains focused on writing profitable pension business. Individual life sales declined to EUR 5 million, driven by the ongoing shift to banksparen products.

Gross deposits tripled to EUR 1.0 billion. This was mainly the result of the continued strong performance of Knab, Aegon’s online bank in the Netherlands. Knab accounted for EUR 0.6 billion of gross deposits in the fourth quarter, up from EUR 42 million in the same quarter of 2013. The number of clients at Knab has grown significantly in 2014 and now stands at over 50,000, supported by very high customer satisfaction scores. PPI deposits strongly increased to EUR 21 million, driven by Aegon’s leading position and attractive product offering.

Production of mortgages in the fourth quarter of 2014 amounted to EUR 0.8 billion, of which EUR 0.5 billion was related to third-party investor demand. Premium production for accident & health and general insurance remained stable at EUR 7 million.

Market consistent value of new business

The market consistent value of new business in the Netherlands declined to EUR 40 million. The increase resulting from the higher profitability of new pension buyouts was more than offset by a lower contribution from mortgages, as the majority of production in the fourth quarter was for third party investors, which carries lower margins.

Revenue-generating investments

Revenue-generating investments amounted to EUR 82 billion, up 3% compared with the previous quarter due to net inflows and positive market impacts.

The Netherlands c)

EUR millions	Notes	Q4 2014	Q3 2014%		Q4 2013%		FY 2014	FY 2013%
Underlying earnings before tax by line of business
Life and Savings		102	82	24	59	73	336	247	36
Pensions		58	40	47	65	(11)	194	206	(6)
Non-life		9	—	—	(6)	—	13	(20)	—
Distribution		2	5	(59)	6	(64)	15	18	(19)
Share in underlying earnings before tax of associates		—	—	—	—	—	1	2	(58)

Underlying earnings before tax		172	127	35	124	39	558	454	23

Fair value items		61	(101)	—	(145)	—	(207)	(217)	4
Realized gains / (losses) on investments		248	52	—	66	—	431	342	26
Net impairments		(5)	(2)	(115)	3	—	(12)	(32)	64
Other income / (charges)		(99)	(6)	—	(6)	—	(113)	(36)	—

Income before tax		377	70	—	41	—	658	511	29
Income tax		(105)	(26)	—	(7)	—	(166)	(122)	(36)

Net income		272	44	—	34	—	491	389	26

Net underlying earnings		123	98	26	96	28	423	352	20

Commissions and expenses		210	249	(15)	250	(16)	977	990	(1)
of which operating expenses		152	195	(22)	190	(20)	726	732	(1)

New life sales
Life single premiums		658	984	(33)	810	(19)	2,218	1,737	28
Life recurring premiums annualized		16	1	—	14	15	29	32	(9)

Total recurring plus 1/10 single		82	99	(17)	95	(14)	251	206	22

Life and Savings		5	6	(8)	8	(35)	33	40	(19)
Pensions		77	93	(18)	87	(12)	218	166	32

Total recurring plus 1/10 single		82	99	(17)	95	(14)	251	206	22

New premium production accident and health insurance		1	1	2	1	11	9	24	(61)
New premium production general insurance		6	6	10	6	(1)	26	26	(1)

Gross deposits (on and off balance) by line of business
Life and Savings		968	698	39	329	194	2,708	1,338	102
Pensions		21	18	14	—	—	73	—	—

Total gross deposits		989	716	38	329	200	2,781	1,338	108

Net deposits (on and off balance) by line of business
Life and Savings		463	319	45	(87)	—	1,058	(199)	—
Pensions		21	18	14	—	—	73	—	—

Total net deposits / (outflows)		484	338	43	(87)	—	1,131	(199)	—

Revenue-generating investments

	Dec. 31, 2014	Sep. 30, 2014%		Dec. 31, 2013%
Revenue-generating investments (total)	81,974	79,305	3	71,993	14

Investments general account	51,898	50,190	3	45,354	14
Investments for account of policyholders	29,209	28,188	4	25,646	14
Off balance sheet investments third parties	868	927	(6)	994	(13)

UNITED KINGDOM

•	Underlying earnings before tax up to GBP 22 million due to improved persistency

•	Net income increases to GBP 27 million, driven by higher realized gains

•	Platform assets reach GBP 2.7 billion, inflows amount to GBP 0.3 billion

•	Roll out of first direct-to-consumer propositions for Pensions and ISA’s

•	49,000 new customers added in the quarter

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom in the fourth quarter increased 37% to GBP 22 million, mainly driven by improved persistency.

•	Earnings from Life declined to GBP 20 million. The negative impact of selective de-risking of the investment portfolio to improve Aegon’s capital position under Solvency II together with the non-recurrence of a one-time gain of GBP 8 million in the fourth quarter of 2013 more than offset the inclusion of the European direct marketing business.

•	Earnings from Pensions increased to GBP 2 million, driven by better persistency. Expenses related to further improving the functionality of the platform amounted to GBP 5 million in the fourth quarter. In addition, timing of expenses also reduced earnings. These expense impacts were offset by a provision release of GBP 10 million.

•	Fee revenues amounted to GBP 110 million. The contribution from the new platform was relatively small, but is growing rapidly. Fee revenues from the platform were up 18% sequentially in the fourth quarter.

Net income

Net income increased to GBP 27 million, as higher realized gains and a tax benefit more than offset higher charges. Realized gains amounted to GBP 33 million, driven by selective de-risking of the investment portfolio backing annuities in preparation for Solvency II. The tax benefit of GBP 14 million was primarily the result of the recognition of deferred tax assets. Other charges mainly related to business transformation costs of GBP 6 million in the fourth quarter of 2014, which were largely the result of restructuring, and a provision and expenses of GBP 26 million for the implementation of the upcoming pension fee cap.

Customers

During the fourth quarter of 2014, Aegon gained approximately 49,000 new customers in the United Kingdom. Through auto-enrollment, approximately 300 new schemes were added in the fourth quarter.

Growth of platform assets is expected to accelerate in 2015, primarily driven by the roll out of final parts of the platform, including retirement income, and the upgrade of existing customers to the platform to improve the customer experience. Aegon is currently in the process of upgrading approximately 20,000 customers and expects significant flows to emerge in 2015 and beyond.

Sales

The gross inflow on Aegon’s platform amounted to GBP 384 million, while net inflow totaled GBP 340 million. Total assets on the platform grew to GBP 2.7 billion at the end of the fourth quarter of 2014, more than doubling assets under administration compared to year-end 2013. The average policy size on the platform is approximately GBP 63,000, more than twice the amount for the traditional book of pensions and bonds.

Regulation

In the first quarter of 2014, the Department for Work and Pensions (DWP) announced fee caps on pension business, which are expected to come into effect on April 1, 2015. Aegon is currently working to implement the changes, having taken expenses and booked a provision of GBP 26 million in the fourth quarter related to the implementation. In line with its earlier statements, Aegon continues to estimate the impact of the DWP requirements on underlying earnings to be between GBP 20 to 25 million on an annual basis.

Return on capital

The return on average capital invested in Aegon’s businesses in the United Kingdom, excluding revaluation reserves and defined benefit plan remeasurements, was 5.6% in the fourth quarter of 2014. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased to GBP 117 million. This was mainly the result of a provision and expenses of GBP 26 million for the implementation of the upcoming fee cap on pension business, and a provision of GBP 7 million related to the compliance with new pension flexibility regulation that comes into force at the end of March 2015. Expenses related to investments in technology and business transformation costs amounted to GBP 18 million in the fourth quarter.

Market consistent value of new business

The market consistent value of new business in the United Kingdom declined to GBP (5) million. This was driven by lower margins arising from auto-enrollment and lower margins on annuities.

Revenue-generating investments

Revenue-generating investments increased 3% to GBP 60 billion during the fourth quarter, driven by positive market effects.

United Kingdom c)

GBP millions	Notes	Q4 2014	Q3 2014%		Q4 2013%		FY 2014	FY 2013%
Underlying earnings before tax by line of business
Life		20	18	15	27	(25)	77	85	(9)
Pensions		2	4	(47)	(10)	—	16	(9)	—
Distribution		—	—	—	—	—	—	(2)	—

Underlying earnings before tax		22	22	2	16	37	92	74	25

Fair value items		1	—	—	(5)	—	(12)	(14)	13
Realized gains / (losses) on investments		33	7	—	8	—	132	41	—
Net impairments		—	—	—	(2)	—	—	(26)	99
Other income / (charges)	5	(30)	(8)	—	2	—	(40)	(38)	(4)

Income before tax		26	21	26	20	28	173	37	—
Income tax attributable to policyholder return		(13)	(5)	(137)	(15)	15	(34)	(27)	(24)

Income before income tax on shareholders return		13	15	(14)	5	164	139	9	—
Income tax on shareholders return		14	4	—	(4)	—	5	56	(92)

Net income		27	20	39	1	—	143	65	121

Net underlying earnings		36	25	42	10	—	108	118	(8)

Commissions and expenses		185	148	25	156	18	620	640	(3)
of which operating expenses		117	83	41	84	38	354	328	8

New life sales	6
Life single premiums		323	387	(17)	917	(65)	1,617	3,446	(53)
Life recurring premiums annualized		120	160	(25)	87	38	622	516	21

Total recurring plus 1/10 single		152	199	(23)	179	(15)	783	860	(9)

Life		12	13	(6)	13	(4)	53	58	(9)
Pensions		140	185	(25)	166	(16)	731	802	(9)

Total recurring plus 1/10 single		152	199	(23)	179	(15)	783	860	(9)

New premium production accident and health insurance		(1)	—	—	—	—	—	—	—
New premium production general insurance		1	—	—	—	—	1	—	—

Gross deposits (on and off balance) by line of business
Variable annuities		—	—	—	1	—	—	3	—

Savings		53	72	(26)	51	3	227	236	(4)

Total gross deposits		53	72	(26)	52	2	227	239	(5)

Net deposits (on and off balance) by line of business
Variable annuities		(17)	(16)	(7)	(15)	(18)	(71)	(43)	(66)
Savings		44	62	(29)	46	(5)	197	222	(11)

Total net deposits / (outflows)		26	46	(42)	31	(16)	126	179	(30)

Platform assets under administration (balance end of period)		2,746	2,350	17	1,279	115	2,746	1,279	115

Revenue-generating investments

	Dec. 31,	Sep. 30,		Dec. 31,
	2014	2014	%	2013	%
Revenue-generating investments (total)	60,479	58,912	3	57,277	6

Investments general account	10,249	9,872	4	8,938	15
Investments for account of policyholders	49,788	48,650	2	48,101	4
Off balance sheet investments third parties	443	391	13	239	85

NEW MARKETS

•	Underlying earnings of EUR 33 million as higher earnings in asset management are more than offset by derecognition of earnings from France and lower earnings in CEE and Asia

•	Net income of EUR (23) million, impacted by product modifications in Poland

•	New life sales up to EUR 76 million due to increased sales in Asia

•	Gross deposits increase 53% to EUR 4.9 billion driven by higher retail asset management sales in the UK

Underlying earnings before tax

In the fourth quarter, Aegon’s underlying earnings before tax from New Markets amounted to EUR 33 million as a result of lower earnings in Central & Eastern Europe and Asia in addition to the derecognition of the earnings contribution from the partnership with La Mondiale.

•	Earnings from Central & Eastern Europe decreased to EUR 7 million due to increased surrenders in Poland following Aegon’s decision to abolish back-end loaded fees on unit-linked policies, which had an impact of EUR (10) million. Aegon decided to modify existing unit-linked policies as part of an initiative to introduce new unit-linked products with a fee structure that better reflects actual costs incurred by the company over the lifetime of the products. Excluding the impact of increased surrenders in Poland, earnings were slightly up as Aegon Romania turned profitable following the closing of the acquisition of Eureko’s activities in Romania.

•	Asia recorded a loss of EUR 4 million driven by the impact of model updates implemented in the third quarter of 2014 and lower investment income.

•	Earnings from Spain & France declined to EUR 2 million. The contribution from the partnership with La Mondiale in France has been derecognized pending closing of the sale of Aegon’s stake in the joint venture, announced in November 2014. Earnings from Spain decreased slightly as a result of additional investments in direct distribution capabilities.

•	Results from Variable Annuities Europe were stable at EUR 3 million and included a EUR 2 million benefit from policyholder behavior.

•	Earnings from Aegon Asset Management increased 14% to EUR 26 million driven by higher performance and management fees which were partly offset by elevated project management expenses. Higher management fees resulted from growth of third-party asset balances and favorable currency movements.

Mandatory conversion Hungarian foreign currency mortgage debt

In November 2014, the Hungarian government provided details on the regulation regarding unilateral contract modifications and the mandatory conversion of foreign currency mortgage debt. Consequently, Aegon minimized exchange rate risk by hedging its open foreign exchange rate risk on these mortgages. Effective as of February 1, 2015, these mortgages have been retroactively converted into local currency mortgages at a prescribed exchange rate. As a result of the hedging, the strengthening of the Swiss Franc in January 2015 is expected to have no material impact on 2015 results.

Net income

Aegon’s operations in New Markets recorded a net loss of EUR 23 million. Impairments amounted to EUR 4 million, primarily due to additional regulation related to the Hungarian foreign currency mortgage portfolio. Other charges amounted to EUR 37 million and included a EUR 23 million provision related to the modification of existing unit-linked policies in Poland and EUR 7 million as a result from the write-off of all intangible assets related to Aegon’s activities in Ukraine. The result from fair value items was a loss of EUR 14 million.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets decreased to 3.8% as a result of lower net underlying earnings.

Operating expenses

Operating expenses increased 13% to EUR 198 million in the fourth quarter due to unfavorable currency movements and elevated project management expenses.

Sales

New life sales increased 32% compared with the fourth quarter of 2013 to EUR 76 million.

•	In Central & Eastern Europe, new life sales increased to EUR 34 million driven by the tied agent networks in Turkey and Hungary.

•	In Asia, new life sales increased to EUR 30 million. This was mainly the result of higher sales of universal life products out of Singapore. Higher sales were driven by the increased productivity of banking relationships.

•	In Spain, new life sales decreased slightly to EUR 13 million due to the loss of sales from the joint venture with Caja Badajoz which was divested in the third quarter of 2014.

New premium production from Aegon’s accident & health and general insurance businesses increased to EUR 24 million driven by successful campaigns to sell home insurance through the joint venture with Santander in Spain.

Gross deposits in New Markets were up 53% to EUR 4.9 billion. Deposits in Aegon Asset Management increased to EUR 4.5 billion mainly as a result of higher retail sales in the United Kingdom. Deposits in Asia declined to EUR 153 million, which was largely driven by adverse currency movements. In addition, variable annuities sales in Japan were impacted by increased competition from alternative products. Deposits in Central & Eastern Europe declined 8% to EUR 55 million as a result of changes to pension legislation in Poland.

Net deposits in New Markets amounted to EUR 0.6 billion in the fourth quarter. Inflows were mainly driven by strong retail asset management sales in the United Kingdom and third party investor demand for Dutch mortgages. These inflows were partly offset by outflows from a money market fund and the redemption of a fund in China.

Market consistent value of new business

The market consistent value of new business in New Markets increased to EUR 29 million. Higher sales and the positive impact of the inclusion of the joint venture with Banco Santander more than offset lower margins in Central & Eastern Europe.

Revenue-generating investments

Revenue-generating investments increased 4% to EUR 84 billion during the fourth quarter of 2014, driven by net inflows, favorable currency movements and positive market impacts.

New Markets c)

EUR millions	Notes	Q4 2014	Q3 2014%		Q4 2013%		FY 2014	FY 2013%
Underlying earnings before tax
Central Eastern Europe		7	16	(59)	14	(53)	60	57	5
Asia		(4)	(19)	76	(1)	(199)	(17)	34	—
Spain & France		2	7	(77)	7	(77)	28	33	(16)
Variable Annuities Europe		3	3	36	3	13	10	7	52
Aegon Asset Management		26	33	(21)	23	14	115	95	21

Underlying earnings before tax		33	40	(16)	46	(27)	196	227	(13)

Fair value items		(14)	—	—	2	—	(6)	(21)	70
Realized gains / (losses) on investments		4	8	(53)	1	—	16	—	—
Net impairments		(4)	(14)	70	(6)	30	(43)	(16)	(166)
Other income / (charges)		(37)	14	—	(11)	—	(24)	(33)	26

Income before tax		(18)	48	—	32	—	139	158	(12)
Income tax		(6)	(12)	55	(10)	44	(50)	(31)	(61)
Net income		(23)	35	—	22	—	89	127	(29)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		(24)	35	—	20	—	89	124	(28)
Non-controlling interests		—	—	—	2	(78)	1	3	(79)

Net underlying earnings		21	25	(18)	32	(36)	135	153	(12)

Commissions and expenses		285	226	27	259	10	984	999	(1)
of which operating expenses		198	166	20	176	13	684	656	4

New life sales	10
Life single premiums		322	269	19	155	107	1,113	611	82
Life recurring premiums annualized		44	34	29	42	5	159	167	(5)
Total recurring plus 1/10 single		76	61	25	58	32	271	228	19
Life		75	60	25	57	32	265	224	18
Associates		2	1	24	1	51	6	4	35
Total recurring plus 1/10 single		76	61	25	58	32	271	228	19
Central Eastern Europe		34	25	37	29	19	107	108	—
Asia		30	27	9	15	93	114	67	71
Spain & France		13	9	39	14	(6)	49	54	(8)

Total recurring plus 1/10 single		76	61	25	58	32	271	228	19

New premium production accident and health insurance		9	8	5	10	(15)	34	43	(21)
New premium production general insurance		15	10	43	11	31	45	35	30

Gross deposits (on and off balance)	10
Central Eastern Europe		55	46	18	59	(8)	215	248	(13)
Asia		153	120	27	164	(6)	526	587	(10)
Spain & France		45	8	—	1	—	55	9	—
Variable Annuities Europe		87	125	(31)	89	(3)	383	424	(10)
Aegon Asset Management		4,525	7,083	(36)	2,866	58	19,340	13,018	49
Total gross deposits		4,864	7,382	(34)	3,179	53	20,519	14,287	44

Net deposits (on and off balance)	10
Central Eastern Europe		2	24	(92)	46	(96)	(1,428)	109	—
Asia		137	113	21	156	(12)	491	541	(9)
Spain & France		35	—	—	(1)	—	33	(8)	—
Variable Annuities Europe		(15)	30	—	(17)	12	(15)	(32)	53
Aegon Asset Management		431	2,778	(84)	700	(38)	4,215	3,479	21

Total net deposits / (outflows)		591	2,945	(80)	885	(33)	3,296	4,089	(19)

Revenue-generating investments

	Dec. 31,	Sep. 30,		Dec. 31,
	2014	2014	%	2013	%
Revenue-generating investments (total)	84,251	80,749	4	70,705	19

Investments general account	4,806	4,327	11	3,396	42
Investments for account of policyholders	6,971	6,969	—	6,357	10
Off balance sheet investments third parties	72,474	69,453	4	60,951	19

Market consistent value of new business

	MCVNB					MCVNB
EUR millions, after tax	Q4 2014	Q3 2014%		Q4 2013%		FY 2014	FY 2013%
Americas	133	136	(2)	179	(26)	554	565	(2)
The Netherlands	40	35	17	59	(32)	174	266	(35)
United Kingdom	(6)	(5)	(10)	8	—	(11)	60	—
New Markets	29	27	10	22	34	115	95	22

Total	196	192	2	268	(27)	832	986	(16)

Modeled new business: APE

		Premium business APE					Premium business APE
EUR millions	Notes	Q4 2014	Q3 2014%		Q4 2013%		FY 2014	FY 2013%
	7
Americas		360	367	(2)	282	28	1,432	1,130	27
The Netherlands		163	129	26	191	(15)	434	399	9
United Kingdom		194	251	(22)	201	(3)	973	986	(1)
New Markets		98	121	(19)	112	(13)	466	409	14

Total		815	867	(6)	787	4	3,305	2,924	13

Modeled new business: Deposits
		Deposit business Deposits					Deposit business Deposits
EUR millions	Notes	Q4 2014	Q3 2014%		Q4 2013%		FY 2014	FY 2013%
	7
Americas		6,005	6,607	(9)	6,717	(11)	22,325	23,792	(6)
United Kingdom		—	—	—	—	—	—	3	—
New Markets		249	251	(1)	258	(3)	929	1,011	(8)

Total		6,254	6,858	(9)	6,975	(10)	23,255	24,805	(6)

MCVNB/PVNBP summary
		Premium business				Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q4 2014%			%	FY 2014%			%
	8
Americas		74	2,005	3.7	20.6	283	6,987	4.1	19.8
The Netherlands		48	2,129	2.3	29.6	200	8,301	2.4	46.1
United Kingdom		(6)	1,303	(0.4)	(3.0)	(11)	6,392	(0.2)	(1.2)
New Markets		28	675	4.1	28.5	109	3,974	2.7	23.4

Total		144	6,112	2.4	17.7	581	25,654	2.3	17.6

		Deposit business				Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q4 2014%			%	FY 2014%			%
	8
Americas		58	8,937	0.7	1.0	271	34,936	0.8	1.2
The Netherlands		(8)	189	(4.1)	—	(26)	609	(4.3)	—
New Markets		1	323	0.4	0.6	6	1,103	0.6	0.7

Total		52	9,449	0.6	0.8	251	36,648	0.7	1.1

Currencies

Income statement items: average rate 1 EUR = USD 1.3288 (2013: USD 1.3272).

Income statement items: average rate 1 EUR = GBP 0.8061 (2013: GBP 0.8484).

Balance sheet items: closing rate 1 EUR = USD 1.2101 (2013: USD 1.3780).

Balance sheet items: closing rate 1 EUR = GBP 0.7760 (2013: GBP 0.8320).

ADDITIONAL INFORMATION

The Hague – February 19, 2015

Presentation

The conference call presentation is available on aegon.com as of 7.30 a.m. CET.

Supplements

Aegon’s Q4 2014 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

Conference call including Q&A

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 212 444 0412

United Kingdom: +44 203 427 1902

The Netherlands: +31 20 716 8296

Two hours after the conference call, a replay will be available on aegon.com.

Aegon’s roots go back 170 years – to the first half of the nineteenth century. Since then, Aegon has grown into an international company, with businesses in more than 25 countries in the Americas, Europe and Asia. Today, Aegon is one of the world’s leading financial services organizations, providing life insurance, pensions and asset management. Aegon’s purpose is to help people take responsibility for their financial future. More information: aegon.com.

Notes:

1)	For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including joint ventures (jv’s) and associated companies), income before tax (including jv’s and associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures and Aegon’s associates. Aegon believes that these non-IFRS measures provide meaningful information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards. Readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs to measure the insurance contract liability) and that can make the comparability from period to period difficult.

For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s condensed consolidated interim financial statements.

2)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
3)	The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.
4)	Return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.
5)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
6)	Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.
7)	APE = recurring premium + 1/10 single premium.
8)	PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).
9)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q4 2014	FY 2014
Employee expenses	576	2,067
Administrative expenses	288	1,127

Operating expenses for IFRS reporting	865	3,193
Operating expenses related to jv’s and associates	32	118

Operating expenses in earnings release	897	3,312

10)	New life sales, gross deposits and net deposits data include results from Aegon’s joint ventures and Aegon’s associates in consolidated on a proportionate basis.
11)	Operational free cash flows reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Operational free cash flows is defined as the capital generated in a local operating unit measured as the change in the local binding capital metric for that period and after investments in new business. Operational free cash flow is a non-IFRS financial measure that should not be confused with cash flow from operations or any other cash flow measure calculated in accordance with IFRS. Management believes that operational free cash flows provides meaningful information to investors regarding capital generated on a net basis by Aegon’s operating subsidiaries that may be available at the holding company. Because elements of operational free cash flows are calculated in accordance with local solvency requirements rather than in accordance with any recognized body of accounting principles, there is no IFRS financial measure that is directly comparable to operational free cash flows.
a)	The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.
c)	2013 comparative figures have been enhanced with the impacts of voluntary accounting policies changes related to the deferral of policy acquisition costs and longevity reserving in the Nederlands which are effective January 1, 2014 as announced on January 22, 2014.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax, income before tax and market consistent value of new business. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures, except for market consistent value of new business, to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business. In addition, return on equity is a ratio using a non-GAAP measure and is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares, the revaluation reserve and the reserves related to defined benefit plans.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.